UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Item 1:	Form 6-K dated November 6, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 6, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	November 6, 2015

Financial Results of the Company for the second quarter
and half year ended September 30, 2015

The Directors have, at the Board Meeting held today, taken on record the audited Stand-alone Results as well as the unaudited Consolidated results (with limited review) for the second quarter and half year ended September 30, 2015.

Enclosed please find the said audited Stand-alone Financial Results alongwith the Auditors’ Report thereon, the unaudited Consolidated results alongwith the Limited Review report on the said results and the Press Release issued by the Company with respect to the above.

Consolidated Net Revenue stood at Rs.61,318 crores
Consolidated PBT (before exceptional items) stood at Rs.1,538 crores

Mumbai, November 6, 2015

Consolidated Financial Results for the Quarter and Half Year ended September 30, 2015

For the quarter ended September 30, 2015, Tata Motors reported consolidated revenues (net of excise) of Rs.61,318 crores as against Rs.60,641 crores for the corresponding quarter last year.  This broadly reflects :-

➢	Strong sales in the UK , Europe and North America which helped in offsetting weaker sales in China and other emerging markets in the Jaguar Land Rover business; and

➢	Continued robust growth in MHICV segment (35.3 % Y-o-Y) in the standalone business.

However, the Consolidated Profit before tax (before exceptional items) for the quarter was Rs.1,538 crores, against Rs.5,644 crores for the corresponding quarter last year  broadly due to:-

➢	Weaker China sales and mix, foreign exchange revaluation and higher depreciation and amortization expenses in the Jaguar Land Rover business.

Further, exceptional items for the quarter includes a charge of Rs.2,493 crores on account of the vehicles damaged at Tianjin Port explosion in Jaguar Land Rover business. The process for finalizing an insurance claim may take some months to conclude, so insurance and other potential recoveries will only be recognized in future period when paid or confirmed and have not been recognized in this period.

Post the exceptional items, the Consolidated Loss before and after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs.1,115 crores and Rs.430 crores respectively, against  the Consolidated Profit before and after tax (post minority interest and profit / loss in respect of associate companies) of Rs.5,671 crores and Rs.3,291 crores, respectively for the corresponding quarter last year.

For the half-year ended September 30, 2015, the consolidated revenue (net of excise) was Rs.1,22,620 crores against  Rs.1,25,169 crores for the corresponding period last year. The Consolidated Profit before tax (before exceptional item) for the half year ended September 30, 2015 was Rs.6,014 crores against Rs.13,079 crores for the corresponding period last year. Post the exceptional items, the Consolidated Profit before and after tax (post minority interest and profit / loss in respect of associate companies) for the half year ended September 30, 2015 was Rs.3,244 crores and Rs.2,339 crores respectively, as against  Rs.13,199 crores and Rs.8,689 crores, respectively, for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Half Year ended September 30, 2015

During the quarter, MHICV continued its growth trajectory with volume growth of 35.3% Y-o-Y and 8.7% Q-o-Q on the back of the continued replacement demand, moderate pre buying and better profitability of the freight operators. The strong growth in MHICV has led to the overall revenue of the Company increasing to Rs 10,501 crores with a growth of 20.0% Y-o-Y.  This along with ongoing cost reduction and other margin improvement initiatives have resulted in improvement of  840 bps Y-o-Y in the EBITDA margin of the Company.

However, the LCV segments (mainly the SCV) continued to remain weak in the quarter, due to the constrained financing environment and lack of last mile load availability. During the quarter, the Company launched new smart pick-up Tata ACE Mega with rated payload of 1 Tonne, with the best-in-class fuel efficiency and lowest cost of ownership. It is an innovative cargo transport solution in the Small Commercial Vehicle (SCV) segment.

Further new launches in the Prima LX and Ultra range as well as other product enhancements provides a strong foundation for the future growth.

In Passenger vehicles, existing products along with the ZEST, BOLT and GenX Nano, supported the sales growth in the quarter. The domestic passenger vehicles segment of the company grew 5.2% Y-o-Y in the quarter with car segment growth of 14.8% Y-o-Y in the quarter. Company expects to continue its volume growth with full year of Zest, Bolt, new GenX Nano and other new and exciting products that will be launched in the coming time period under the Company's Horizonext Strategy.

The Company has been ranked third in Syndicate JDP CSI 2015, Topline Analysis. Company is the fastest in the industry to jump to the 3rd position in the rankings. The elevation from 7th position in 2011 to 3rd position in 2015 is a testimony to the Company’s focused efforts in this direction.

The sales (including exports) of commercial and passenger vehicles for the quarter ended September 30, 2015, stood at 1,26,690 units, a decline of 0.4%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended September 30, 2015 stood at Rs.10,501 crores, as compared to Rs.8,752 crores for the corresponding quarter last year. Operating profit (EBITDA) for the quarter stood at Rs.709 crores with operating margin at 6.8%. Loss before and after tax for the quarter ended September 30, 2015 was Rs.285 crores and Rs.287 crores, respectively, against Rs.1,107 crores and Rs.1,846 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the half year ended September 30, 2015, stood at Rs.19,799 crores as compared to Rs.16,456 crores in the corresponding period last year. Operating profit (EBITDA) for the half year stood at Rs.1,150 crores with operating margin at 5.8%. Loss before and after tax for half year ended September 30, 2015 was Rs.16 crores and Rs.30 crores, respectively, against the Rs.714 crores and Rs.1,452 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Jaguar Land Rover wholesales (excluding from China JV) and retails (including from China JV) for the quarter were 111,160 units and 110,200 units, respectively.

Revenues for the quarter ended September 30, 2015 stood at GBP 4,831 million, against GBP 4,808 million for the corresponding quarter last year reflecting higher wholesales notably in UK (up 30% year-on-year), mainland Europe (up 20% year-on-year) and US (up 65% year-on-year) which helped offset weaker sales in China and other emerging markets .  Operating profit (EBITDA) for the quarter stood at GBP 589 million, against GBP 933 million for the corresponding quarter last year reflecting lower China sales and mix offset partially by higher wholesales; unfavourable FX revaluation (primarily EUR payables)  and higher manufacturing and launch  costs. Operating margin for the quarter stood at 12.2%. Profit before tax (before exceptional items) stood at  GBP 88 million for the quarter ended September 30, 2015 against  GBP 609 million in the corresponding quarter last year due to lower EBITDA, higher depreciation and amortisation, as well as unfavourable revaluation of foreign currency debt and unrealised hedges.

An exceptional charge of GBP 245 million has been recognised for about 5,800 vehicles involved in the Tianjin Port explosion. The process for finalizing insurance claim may take some months to conclude, so insurance and other potential recoveries will only be recognized in future period when paid or confirmed and have not been recognized in this period. Post the exceptional charge, Loss before and after Tax stood at GBP 157 million and GBP 92 million, respectively (against Profit before and after tax of GBP 609 million and GBP 450 million respectively in the corresponding quarter last year).

Revenues for the half year ended September 30, 2015 stood at  GBP 9,833 million,  against GBP 10,161 million in the corresponding period last year. Operating profit (EBITDA) stood at GBP 1,410 million for the half year, against GBP 2,020 million in the corresponding period last year. Operating margin for the half year stood at 14.3%.The Profit before tax for the half year ended September 30, 2015 was GBP 481 million (GBP 1,533 million in the corresponding period last year). Profit after tax for the half year stood at GBP 400 million (GBP 1,143 million in the corresponding period last year).

During the period over half of the model range transitioned to all-new or model-year upgrades, including the new XE, XF and XJ, as well as the Land Rover Discovery Sport and the Range Rover Evoque, which supported a strong performance already in September. This will position JLR to deliver a solid second half performance, first indication being visible in October : Jaguar Land Rover today reported best ever October retail sales of 41,553 vehicles, up 24% Y-o-Y with Jaguar retailing 7,467 units, up 39% Y-o-Y and Land Rover retailing 34,086 units, up 21% Y-o-Y. Retail sales for the month of October were 40% up Y-o-Y in UK, 74% up in North America, 24% up in Europe, 9% up in China and 5% down in other overseas markets.

October performance has been driven by positive market response to the Jaguar XE and Land Rover Discovery Sport, as well as a solid increase in sales of the Range Rover Sport, Land Rover Discovery and Range Rover. Regional retail sales growth was strong, with USA and UK having their best ever October and Europe significantly up on last year. China was also up, reflecting increased demand for the Range Rover Sport, Range Rover, Discovery as well as start of sales of the Jaguar XE.

Tata Daewoo Commercial Vehicles Co Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 223 billion and recorded a net profit of KRW 13.5 billion in the quarter ended September 30, 2015. Net revenue and net profit for the half year ended September 30, 2015 stood at KRW 416 billion and KRW 25.4 billion, respectively.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company's captive financing subsidiary, on a consolidated basis registered net revenue from operations of Rs.666 crores and reported a Loss after tax of Rs.64 crores for the quarter ended September 30, 2015. Net revenue from operations and Profit after tax for the half year ended September 30, 2015 stood at Rs.1,360 crores and Rs.27 crores, respectively.

The Financial Results for the Quarter ended September 30, 2015, are enclosed.

Issued by:

Minari Shah

Head (Corporate Communications)

Tata Motors Limited

Phone: 00 91 22 66657613;

E-Mail: minari@tatamotors.com

www.tatamotors.com

News Release – 2	November 6, 2015

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.

We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (hereinafter referred to as “the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and jointly controlled entities and its associates for the Quarter and Six months ended September 30, 2015 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India.  This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.

We did not review the interim financial statements / information / results of five subsidiaries included in the consolidated financial results, whose interim financial statements / information / results reflect total assets (net) of Rs. 74,389.94 crores as at September 30, 2015, total revenues of Rs. 51,187.76 crores and Rs. 101,839.66 crores for the Quarter and Six months ended September 30, 2015 respectively, and total loss after tax (net) of Rs. 45.02 crores for the Quarter and total profit after tax (net) of Rs. 3,138.09 crores for the Six months ended September 30, 2015, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of profit after tax of Rs. Nil and Rs. Nil crores for the Quarter and Six months ended September 30, 2015 respectively, as considered in the consolidated financial results, inrespect of one associate, whose interim financial statements / information / results have not been reviewed by us. These interim financial statements / information / results have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and the associate is based solely on the reports of the other auditors.

4.

Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards as per Section 133 of the Companies Act, 2013,  read with  Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.

Attention is invited to Note 6 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 2,084.54 crores (credit) (net of tax of Rs. 521.05 crores) and Rs. 3,439.79 crores (credit) (net of tax of Rs. 859.91 crores) for the Quarter and Six months ended September 30, 2015 respectively, have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.

The consolidated financial results include the interim financial statements /  information / results of nineteen subsidiaries and one jointly controlled entity which have not been reviewed / audited  by their auditors, whose interim financial statements / information / results reflect total assets (net) of Rs. 878.99 crores as at September 30, 2015, total revenue of Rs. 632.62 crores and Rs. 1,185.14 crores  for the Quarter and Six months ended September 30, 2015 respectively, and total profit after tax (net) of  Rs. 17.77 crores and Rs. 57.17 crores for the Quarter and Six months ended September  30, 2015 respectively, as considered in the consolidated financial results based on financial statements / information / results which have been certified by the management. The consolidated financial results also include the Group’s share of profit after tax of Rs. 5.19 crores and Rs. 8.42 crores for the Quarter and Six months ended September 30, 2015 respectively, as considered in the consolidated financial results, in respect of three associates, based on their interim financial statements / information / results which have been certified by the management and are not reviewed / audited by their auditors.

Our report is not qualified in respect of this matter.

7.

Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to  investor complaints disclosed in Part II - Select Information for the Quarter and Six months ended September 30, 2015 of the Statement, from the details furnished by the Management / Registrar.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. Shroff

Partner

(Membership No. 34382)

MUMBAI, November 06, 2015

News Release – 3	November 6, 2015

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I							(Rs. in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2015
			Quarter ended			Six months ended		Year ended
			September 30,	June 30,	September 30,	September 30,		March 31,
Particulars			2015	2015	2014	2015	2014	2015
			Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from operations
	(a) Sales/Income from operations		61,973.82	61,221.33	60,956.08	123,195.15	125,813.06	264,283.25
	Less: Excise duty		1,120.79	1,040.76	792.09	2,161.55	1,498.33	3,548.92
	Net Sales/Income from operations		60,853.03	60,180.57	60,163.99	121,033.60	124,314.73	260,734.33
	(b) Other operating income		465.18	1,121.52	476.79	1,586.70	854.58	2,424.65
	Total income from operations (net)		61,318.21	61,302.09	60,640.78	122,620.30	125,169.31	263,158.98
2	Expenses
	(a) Cost of materials consumed		33,316.68	37,285.73	35,119.98	70,602.41	71,801.45	149,956.54
	(b) Purchase of products for sale		2,179.15	4,430.27	3,467.02	6,609.42	6,363.49	13,293.82
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,778.98	(6,653.09)	(1,619.29)	(4,874.11)	(1,461.05)	(3,330.35)
	(d) Employee benefits expense		7,011.52	6,979.19	6,231.13	13,990.71	12,053.66	25,548.96
	(e) Depreciation and amortisation expense		4,427.94	3,823.21	3,213.42	8,251.15	6,192.99	13,388.63
	(f) Product development/Engineering expenses		844.17	706.24	743.11	1,550.41	1,341.14	2,875.17
	(g) Other expenses		13,495.09	13,410.21	10,950.54	26,905.30	21,782.21	50,980.37
	(h) Amount capitalised		(4,187.73)	(3,965.22)	(3,820.62)	(8,152.95)	(7,426.76)	(15,404.18)
	Total expenses		58,865.80	56,016.54	54,285.29	114,882.34	110,647.13	237,308.96
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)		2,452.41	5,285.55	6,355.49	7,737.96	14,522.18	25,850.02
4	Other income		245.24	307.23	218.40	552.47	431.60	898.74
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)		2,697.65	5,592.78	6,573.89	8,290.43	14,953.78	26,748.76
6	Finance costs		1,159.36	1,117.35	929.56	2,276.71	1,875.02	4,861.49
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		1,538.29	4,475.43	5,644.33	6,013.72	13,078.76	21,887.27
8	Exceptional items
	(a) Exchange loss/(gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		113.70	107.35	(26.53)	221.05	(120.55)	91.72
	(b) Employee separation cost		1.73	9.34	0.13	11.07	0.13	92.99
	(c) Provision for costs associated with closure of operations and impairment of intangibles of a subsidiary		44.31	-	-	44.31	-	-
	(d) Others (refer note 5)		2,493.18	-	-	2,493.18	-	-
9	Profit/(loss) from ordinary activities before tax (7 - 8)		(1,114.63)	4,358.74	5,670.73	3,244.11	13,199.18	21,702.56
10	Tax expense/(credit) (net)		(703.57)	1,570.27	2,363.91	866.70	4,478.96	7,642.91
11	Net profit/(loss) from ordinary activities after tax (9 - 10)		(411.06)	2,788.47	3,306.82	2,377.41	8,720.22	14,059.65
12	Extraordinary items (net of tax expenses Rs. Nil)		-	-	-	-	-	-
13	Net profit/(loss) for the period (11 + 12)		(411.06)	2,788.47	3,306.82	2,377.41	8,720.22	14,059.65
14	Share of profit/(loss) of associates (net)		3.92	4.98	3.46	8.90	8.27	13.42
15	Minority interest		(22.62)	(24.54)	(19.42)	(47.16)	(39.42)	(86.78)
16	Net profit/(loss) after taxes, minority interest and share of profit/(loss) of associates (13 + 14 + 15)		(429.76)	2,768.91	3,290.86	2,339.15	8,689.07	13,986.29
17	Paid-up equity share capital (face value of Rs. 2 each)		679.18	679.18	643.78	679.18	643.78	643.78
18	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							55,595.27
19	Earnings per share (EPS) (refer note 8)
	A. Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(1.27)	8.33	10.10	6.94	26.70	42.98
	(b) Diluted EPS before and after extraordinary items	Rs.	(1.27)	8.33	10.10	6.94	26.69	42.97
	B. 'A' Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(1.27)	8.43	10.20	7.04	26.80	43.08
	(b) Diluted EPS before and after extraordinary items	Rs.	(1.27)	8.43	10.20	7.04	26.79	43.07
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II
SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2015
		Quarter ended			Six months ended		Year ended
	Particulars	September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2015	2015	2014	2015	2014	2015
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A. Ordinary shares
	- Number of shares	137,24,86,085	127,78,26,079	121,54,82,367	137,24,86,085	121,54,82,367	121,48,96,727
	- Percentage of shareholding (refer note 10)	47.54%	44.26%	44.42%	47.54%	44.42%	44.39%
	B. 'A' Ordinary shares
	- Number of shares	50,58,61,682	50,58,61,682	47,94,88,358	50,58,61,682	47,94,88,358	47,94,88,358
	- Percentage of shareholding	99.49%	99.49%	99.49%	99.49%	99.49%	99.49%
2	Promoters and promoter group shareholding
	A. Ordinary shares
	(a) Pledged/Encumbered
	- Number of shares	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.44%	6.19%	6.54%	6.44%	6.54%	6.54%
	- Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.13%	2.24%	2.13%	2.24%	2.24%
	(b) Non-encumbered
	- Number of shares	89,17,38,697	93,02,59,498	87,81,56,205	89,17,38,697	87,81,56,205	87,81,56,205
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.56%	93.81%	93.46%	93.56%	93.46%	93.46%
	- Percentage of shares (as a % of the total share capital of the Company)	30.88%	32.21%	32.09%	30.88%	32.09%	32.09%
	B. 'A' Ordinary shares
	(a) Pledged/Encumbered
	- Number of shares	-	-	-	-	-	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-	-
	- Percentage of shares (as a % of the total share capital of the Company)	-	-	-	-	-	-
	(b) Non-encumbered
	- Number of shares	26,15,022	26,15,022	24,78,587	26,15,022	24,78,587	24,78,587
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.51%	0.51%	0.51%	0.51%

		Quarter ended
	Particulars	September 30,
		2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	11
	Received during the quarter	7
	Disposed off during the quarter	10
	Remaining unresolved at the end of the quarter	8

Notes:-

1)Consolidated Statement of Assets and Liabilities:

			(Rs. in crores)
		As at
	Particulars	September 30,	March 31,
		2015	2015
		Unaudited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS' FUNDS
	(a) Share capital	679.18	643.78
	(b) Reserves and surplus	80,266.09	55,618.14
	Sub-total - Shareholders' funds	80,945.27	56,261.92

2.	MINORITY INTEREST	416.45	433.34

3.	NON-CURRENT LIABILITIES
	(a) Long-term borrowings	53,306.29	56,071.34
	(b) Deferred tax liabilities (net)	4,606.33	1,343.20
	(c) Other long-term liabilities	6,385.80	9,141.92
	(d) Long-term provisions	11,669.06	15,134.27
	Sub-total - Non-current liabilities	75,967.48	81,690.73

4.	CURRENT LIABILITIES
	(a) Short-term borrowings	12,844.10	13,140.14
	(b) Trade payables	53,866.55	57,407.28
	(c) Other current liabilities	24,149.81	23,688.58
	(d) Short-term provisions	7,323.91	6,036.00
	Sub-total - Current liabilities	98,184.37	100,272.00

	TOTAL - EQUITY AND LIABILITIES	255,513.57	238,657.99

B	ASSETS

1.	NON-CURRENT ASSETS
	(a) Fixed assets	126,499.73	112,422.59
	(b) Goodwill (on consolidation)	5,007.74	4,696.99
	(c) Non-current investments	1,244.72	1,240.50
	(d) Deferred tax assets (net)	3,299.96	2,733.20
	(e) Long-term loans and advances	13,095.64	14,948.31
	(f) Other non-current assets	1,811.53	858.00
	Sub-total - Non-current assets	150,959.32	136,899.59

2.	CURRENT ASSETS
	(a) Current investments	8,974.02	14,096.24
	(b) Inventories	36,172.59	29,272.34
	(c) Trade receivables	12,176.35	12,579.20
	(d) Cash and bank balances	26,824.82	32,115.76
	(e) Short-term loans and advances	16,727.17	10,746.44
	(f) Other current assets	3,679.30	2,948.42
	Sub-total - Current assets	104,554.25	101,758.40

	TOTAL - ASSETS	255,513.57	238,657.99

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 6, 2015.

3)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.

4)

The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary and proportionately for each jointly controlled company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.

5)

On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports vehicles. At the time of the explosion, approximately 5,800 vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion and as a result an exceptional charge of Rs. 2,493.18 crores (GBP 245 million) has been recognized in the Statement of Profit and Loss for the quarter and six months ended September 30, 2015. The process for finalizing an insurance claim may take some months to conclude, so insurance and other potential recoveries will only be recognized in future period when paid or confirmed and have not been recognized in this period.

6)

During the quarter and six months ended September 30, 2015, an amount of Rs. 2,084.54 crores (net of tax) and Rs. 3,439.79 crores (net of tax) have been credited [Rs. 651.21 crores (net of tax) and Rs. 1,566.71 crores (net of tax) for the quarter and six months ended September 30, 2014 have been debited], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

7)

a)    During the six months ended September 30, 2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs. 2 each at a premium of Rs. 448 per share, aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs. 2 each at a premium of Rs. 269 per share, aggregating Rs. 718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 'A’ Ordinary shares have been kept in abeyance.

b)    Proceeds from the Rights Issue have been utilised upto September 30, 2015 in the following manner:

Particulars	Planned	Actual
	(Rs. in crores)
Funding capital expenditure towards plant and machinery	500.00	270.72
Funding expenditure relating to research and product development	1,500.00	779.12
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	3,400.00
General corporate purposes	1,428.00	1,328.00
Issue related expenses	70.00	63.75
Total	7,498.00	5,841.59	*

* Of the above, Rs. 319.18 crores was pending withdrawal as at September 30, 2015.

8)

Basic and diluted earnings per share for the quarter and six months ended September 30, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.

9)

Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as 'Others'. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

							(Rs. in crores)
		Quarter ended			Six months ended		Year ended
	Particulars	September 30,	June 30,	September 30,	September 30,		March 31,
		2015	2015	2014	2015	2014	2015
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,633.98	11,553.56	11,148.96	23,187.54	21,046.01	44,118.13
	- Jaguar and Land Rover	49,391.43	49,459.73	49,234.84	98,851.16	103,507.84	217,828.44
	Less: Intra segment eliminations	(23.50)	(17.30)	(58.34)	(40.80)	(78.36)	(106.84)
	-Total	61,001.91	60,995.99	60,325.46	121,997.90	124,475.49	261,839.73
II.	Others	712.65	667.00	670.25	1,379.65	1,293.77	2,747.79
	Total segment revenue	61,714.56	61,662.99	60,995.71	123,377.55	125,769.26	264,587.52
	Less: Inter segment revenue	(396.35)	(360.90)	(354.93)	(757.25)	(599.95)	(1,428.54)
	Net income from operations	61,318.21	61,302.09	60,640.78	122,620.30	125,169.31	263,158.98

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	471.61	488.94	(431.90)	960.55	(1,026.89)	(2,505.90)
	- Jaguar and Land Rover	1,897.12	4,759.67	6,739.19	6,656.79	15,454.11	28,127.33
	Less: Intra segment eliminations	-	-	-	-	-	-
	-Total	2,368.73	5,248.61	6,307.29	7,617.34	14,427.22	25,621.43
II.	Others	93.65	79.86	85.44	173.51	165.53	375.96
	Total segment results	2,462.38	5,328.47	6,392.73	7,790.85	14,592.75	25,997.39
	Less: Inter segment eliminations	(9.97)	(42.92)	(37.24)	(52.89)	(70.57)	(147.37)
	Net segment results	2,452.41	5,285.55	6,355.49	7,737.96	14,522.18	25,850.02
	Add/(less) : Other income	245.24	307.23	218.40	552.47	431.60	898.74
	Add/(less) : Finance costs	(1,159.36)	(1,117.35)	(929.56)	(2,276.71)	(1,875.02)	(4,861.49)
	Add/(less) : Exceptional items	(2,652.92)	(116.69)	26.40	(2,769.61)	120.42	(184.71)
	Profit/(loss) before tax	(1,114.63)	4,358.74	5,670.73	3,244.11	13,199.18	21,702.56

			As at		As at		As at
			June 30,		September 30,		March 31,
			2015		2015	2014	2015
			Unaudited		Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		45,601.07		45,794.29	44,323.29	43,437.64
	- Jaguar and Land Rover		85,147.32		91,017.67	60,100.69	69,900.25
	Less: Intra segment eliminations		-		-	-	-
	-Total		130,748.39		136,811.96	104,423.98	113,337.89
II.	Others		1,538.39		1,599.86	1,390.59	1,463.12
	Total capital employed		132,286.78		138,411.82	105,814.57	114,801.01
	Less: Inter segment eliminations		(838.50)		(842.71)	(713.90)	(790.89)
	Net segment capital employed		131,448.28		137,569.11	105,100.67	114,010.12
	Add/(less): Unallocable assets/(liabilities) (net)		(50,062.67)		(56,623.84)	(37,269.55)	(57,748.20)
	Capital employed		81,385.61		80,945.27	67,831.12	56,261.92

10)	Public shareholding of Ordinary shares as at September 30, 2015 excludes 19.45% (21.25% as at September 30, 2014 and 21.28% as at March 31, 2015) of Citibank N.A. as Custodian for Depository shares.

11)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter and six months ended September 30, 2015.

12)	Details of the financial results are available on the Company’s website www.tatamotors.com and BSE and NSE website www.bseindia.com and www.nseindia.com, respectively.

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 6, 2015	Chairman

News Release – 4	November 6, 2015

Auditors Report (Stand Alone)

INDEPENDENT Auditors’ Report

To The Board of Directors of

Tata Motors Limited

1.

We have audited the accompanying Statement of Standalone Financial Results of Tata Motors Limited (“the Company”) for the quarter and six months ended September 30, 2015 (“the Statement”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors.  Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India.

2.

We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)

gives a true and fair view in conformity with the accounting principles generally accepted in India of the net loss and other financial information of the Company for the quarter and six months ended September 30, 2015.

4.

Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to the investor complaints disclosed in Part II - Select Information for the quarter and six months ended September 30, 2015 of the Statement, from the details furnished by the Management/Registrars.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No.34382)

Mumbai, November 6, 2015

News Release – 5	November 6, 2015

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2015
			Quarter ended			Six months ended		Year ended
Particulars			September 30,	June 30,	September 30,	September 30,		March 31,
			2015	2015	2014	2015	2014	2015
(A)
1	Vehicle sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		77,883	71,627	80,724	1,49,510	1,55,763	3,17,780
	Passenger cars and Utility vehicles		34,103	32,298	32,407	66,401	57,753	1,36,653
	Exports		14,704	13,514	14,089	28,218	24,316	49,936
			1,26,690	1,17,439	1,27,220	2,44,129	2,37,832	5,04,369
2	Vehicle production:(in Nos.)
	Commercial vehicles		93,059	88,573	93,361	1,81,632	1,82,408	3,69,055
	Passenger cars and Utility vehicles		21,401	18,763	19,276	40,164	38,525	89,284
			1,14,460	1,07,336	1,12,637	2,21,796	2,20,933	4,58,339

			(Rs. in crores)
			Audited	Audited	Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales/Income from operations		11,470.03	10,163.02	9,377.22	21,633.05	17,633.68	39,120.10
	Less: Excise duty		1,068.60	965.40	719.37	2,034.00	1,362.94	3,229.60
	Net sales/Income from operations		10,401.43	9,197.62	8,657.85	19,599.05	16,270.74	35,890.50
	(b) Other operating income		99.65	100.71	94.23	200.36	184.77	411.13
	Total Income from operations (net)		10,501.08	9,298.33	8,752.08	19,799.41	16,455.51	36,301.63
2	Expenses
	(a) Cost of materials consumed		6,052.41	5,581.41	5,297.36	11,633.82	10,402.37	22,155.23
	(b) Purchase of products for sale		1,311.10	1,358.71	1,474.94	2,669.81	2,613.19	5,765.24
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		50.27	(407.35)	(128.28)	(357.08)	(670.08)	(878.82)
	(d) Employee benefits expense		731.10	770.01	751.00	1,501.11	1,490.55	3,091.46
	(e) Depreciation and amortisation expense		622.58	611.77	613.47	1,234.35	1,154.29	2,603.22
	(f) Product development/Engineering expenses		97.67	94.31	119.92	191.98	199.52	437.47
	(g) Other expenses		1,914.44	1,810.85	1,824.08	3,725.29	3,553.37	8,087.28
	(h) Amount capitalised		(267.58)	(255.79)	(324.69)	(523.37)	(576.90)	(1,118.75)
	Total expenses		10,511.99	9,563.92	9,627.80	20,075.91	18,166.31	40,142.33
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 - 2)		(10.91)	(265.59)	(875.72)	(276.50)	(1,710.80)	(3,840.70)
4	Other income
	(a) Profit on sale of investment in subsidiaries (refer note 5)		-	324.48	-	324.48	-	13.49
	(b) Others (refer note 4)		217.85	655.76	142.71	873.61	1,739.90	1,867.92
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)		206.94	714.65	(733.01)	921.59	29.10	(1,959.29)
6	Finance costs		364.04	427.61	347.19	791.65	690.87	1,611.68
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(157.10)	287.04	(1,080.20)	129.94	(661.77)	(3,570.97)
8	Exceptional items
	(a) Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		28.17	9.44	27.04	37.61	51.82	320.50
	(b) Provision for investments and costs associated with closure of operations of a subsidiary		97.86	-	-	97.86	-	-
	(c) Employee separation cost		1.70	8.81	0.13	10.51	0.13	83.25
9	Profit/(loss) from ordinary activities before tax (7 - 8)		(284.83)	268.79	(1,107.37)	(16.04)	(713.72)	(3,974.72)
10	Tax expense/(credit) (net)		2.64	11.22	738.26	13.86	738.26	764.23
11	Net profit/(loss) from ordinary activities after tax (9 - 10)		(287.47)	257.57	(1,845.63)	(29.90)	(1,451.98)	(4,738.95)
12	Extraordinary items (net of tax expenses Rs. Nil)		-	-	-	-	-	-
13	Net profit/(loss) for the period (11 + 12)		(287.47)	257.57	(1,845.63)	(29.90)	(1,451.98)	(4,738.95)
14	Paid-up equity share capital (face value of Rs. 2 each)		679.18	679.18	643.78	679.18	643.78	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							14,195.94

16	Earnings per share (EPS) (refer note 7)
	A. Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(0.85)	0.76	(5.67)	(0.09)	(4.46)	(14.57)
	(b) Diluted EPS before and after extraordinary items	Rs.	(0.85)	0.76	(5.67)	(0.09)	(4.46)	(14.57)
	B. 'A' Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(0.85)	0.86	(5.67)	(0.09)	(4.46)	(14.57)
	(b) Diluted EPS before and after extraordinary items	Rs.	(0.85)	0.86	(5.67)	(0.09)	(4.46)	(14.57)
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times) (refer note 8 (a))					0.56	(0.82)	(0.48)
18	Interest service coverage ratio (no. of times) (refer note 8 (b))					0.97	(1.22)	(3.61)

PART II
SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2015
		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,		March 31,
		2015	2015	2014	2015	2014	2015
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A. Ordinary shares
	- Number of shares	137,24,86,085	127,78,26,079	121,54,82,367	137,24,86,085	121,54,82,367	121,48,96,727
	- Percentage of shareholding (refer note 10)	47.54%	44.26%	44.42%	47.54%	44.42%	44.39%
	B. 'A' Ordinary shares
	- Number of shares	50,58,61,682	50,58,61,682	47,94,88,358	50,58,61,682	47,94,88,358	47,94,88,358
	- Percentage of shareholding	99.49%	99.49%	99.49%	99.49%	99.49%	99.49%
2	Promoters and promoter group shareholding
	A. Ordinary shares
	(a) Pledged / Encumbered
	- Number of shares	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000	6,14,00,000
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.44%	6.19%	6.54%	6.44%	6.54%	6.54%
	- Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.13%	2.24%	2.13%	2.24%	2.24%
	(b) Non-encumbered
	- Number of shares	89,17,38,697	93,02,59,498	87,81,56,205	89,17,38,697	87,81,56,205	87,81,56,205
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.56%	93.81%	93.46%	93.56%	93.46%	93.46%
	- Percentage of shares (as a % of the total share capital of the Company)	30.88%	32.21%	32.09%	30.88%	32.09%	32.09%
	B. 'A' Ordinary shares
	(a) Pledged / Encumbered
	- Number of shares	-	-	-	-	-	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-	-
	- Percentage of shares (as a % of the total share capital of the Company)	-	-	-	-	-	-
	(b) Non-encumbered
	- Number of shares	26,15,022	26,15,022	24,78,587	26,15,022	24,78,587	24,78,587
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.51%	0.51%	0.51%	0.51%

		Quarter ended
Particulars		September 30,
		2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	11
	Received during the quarter	7
	Disposed off during the quarter	10
	Remaining unresolved at the end of the quarter	8

Notes:-

1)Standalone Statement of Assets and Liabilities:

			(Rs. in crores)
		As at
	Particulars	September 30,	March 31,
		2015	2015
		Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS' FUNDS
	(a) Share capital	679.18	643.78
	(b) Reserves and surplus	21,453.40	14,218.81
	Sub-total - Shareholders' funds	22,132.58	14,862.59

2.	NON-CURRENT LIABILITIES
	(a) Long-term borrowings	11,767.04	12,318.96
	(b) Other long-term liabilities	270.13	286.80
	(c) Long-term provisions	1,856.28	2,104.19
	Sub-total - Non-current liabilities	13,893.45	14,709.95

3.	CURRENT LIABILITIES
	(a) Short-term borrowings	4,681.44	7,762.01
	(b) Trade payables	7,791.75	8,852.65
	(c) Other current liabilities	4,100.34	3,142.88
	(d) Short-term provisions	1,116.32	613.09
	Sub-total - Current liabilities	17,689.85	20,370.63

	TOTAL - EQUITY AND LIABILITIES	53,715.88	49,943.17

B	ASSETS

1.	NON-CURRENT ASSETS
	(a) Fixed assets	21,992.51	21,824.02
	(b) Non-current investments	16,947.36	16,966.95
	(c) Long-term loans and advances	2,471.60	2,403.56
	(d) Other non-current assets	205.77	175.67
	Sub-total - Non-current assets	41,617.24	41,370.20

2.	CURRENT ASSETS
	(a) Current investments	1,526.18	20.22
	(b) Inventories	5,312.01	4,802.08
	(c) Trade receivables	1,361.90	1,114.48
	(d) Cash and bank balances	369.23	944.75
	(e) Short-term loans and advances	3,384.33	1,574.41
	(f) Other current assets	144.99	117.03
	Sub-total - Current assets	12,098.64	8,572.97

	TOTAL - ASSETS	53,715.88	49,943.17

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 6, 2015.

3)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.

4)

Other income for the quarter and six months ended September 30, 2015, includes dividend from subsidiaries of Rs. 73.97 crores and Rs. 555.01 crores, respectively (Rs. 74.76 crores and Rs. 1,623.41 crores for the quarter and six months ended September 30, 2014, respectively).

5)

During the six months ended September 30, 2015, the Company has received an additional consideration of Rs. 324.48 crores from TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary towards divestment of investments in the quarter ended December 31, 2013 in a foreign subsidiary.

6)

a)    During the six months ended September 30, 2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs. 2 each at a premium of Rs. 448 per share, aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs. 2 each at a premium of Rs. 269 per share, aggregating Rs. 718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 'A’ Ordinary shares have been kept in abeyance.

b)    Proceeds from the Rights issue have been utilised upto September 30, 2015 in the following manner :

Particulars	Planned	Actual
	(Rs. in crores)
Funding capital expenditure towards plant and machinery	500.00	270.72
Funding expenditure relating to research and product development	1,500.00	779.12
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	3,400.00
General corporate purposes	1,428.00	1,328.00
Issue related expenses	70.00	63.75
Total	7,498.00	5,841.59	*

* Of the above, Rs. 319.18 crores was pending withdrawal as at September 30, 2015.

7)

Basic and diluted earnings per share for quarter and six months ended September 30, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.

8)a)    Debt Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans)/(Interest on long-term loans + Repayment of long-term loans during the period)

b)    Interest Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans)/Interest on long-term loans

For the purpose of calculation in 8 (a) and 8 (b) above, loans having original maturity of more than 360 days are considered as Long-term loans.

9)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting are considered to constitute one single primary segment.

10)	Public shareholding of Ordinary shares as at September 30, 2015 excludes 19.45% (21.25% as at September 30, 2014, 21.28% as at March 31, 2015) of Citibank N.A. as Custodian for Depository shares.

11)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) .

12)	Details of the financial results are available on the Company's website www.tatamotors.com and BSE and NSE website www.bseindia.com and www.nseindia.com, respectively.

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 6, 2015	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.